AMISH NATURALS, INC.
6399 State Route 83
Holmesville, Ohio 44633
330-674-0998

June 11, 2007

United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Anne Parker

Re:	Amish Naturals Inc.
Request for Acceleration to Registration Statement on Form SB-2 File No. 333-142471

Ladies and Gentlemen:

On behalf of Amish Naturals Inc., a Nevada corporation (“Amish”), the undersigned respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement to June 13, at 12:00 Noon EDT, or as soon thereafter as practicable.

In connection herewith, Amish hereby acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the SB-2 filing and all amendments to such filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the SB-2 filing and all amendments to such filing; and

3.	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, AMISH NATURALS, INC.

By:	/S/ David C. Skinner, Sr.
David C. Skinner, Sr., CEO

cc:	Bryan Cave LLP
Kelly & Co.